March 11, 2005

Mail Stop 0409

Justin P. DiNorscia
President
IPI Fundraising, Inc.
4 Mill Park Court
Newark, DE  19713

Re:	IPI Fundraising, Inc.
      Registration Statement on Form S-4 Filed February 10, 2005
      Registration No. 333-122696

Dear Mr. DiNorscia:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. Please reduce your reliance on defined terms that are clear from their plain meaning. For example, we note that you have defined the following terms whose meanings appear to be clear without further definition:

* IPI Fundraising;
* BF Acquisition Group;
* FundRaising Direct;
* Merger agreement;
* Merger; and,
* Imprints Plus.

Please revise to eliminate the parenthetical definitions for these and any other terms whose meaning is clear from the context.

3. For each person that will serve as a director or an executive officer of IPI Fundraising, please include the information required by Item 402 of Regulation S-K relating to executive compensation and
Item 404 of Regulation S-K relating to certain relationships and related transactions. Refer to Item 19(7) of Form S-4.

4. We note your statement that the parties to the merger agreement have received approval by written consent from a majority of the shares issued and outstanding. Please provide us with a supplemental analysis explaining how your solicitation complied with Regulation 14A of the Securities Exchange Act of 1934 and Section 5 of the Securities Act of 1933.

Cover Page

5. Please limit your cover page to a single page. We refer to Item
501(b) of Regulation S-K.

6. Please highlight your cross-reference to the Risk Factors section of the prospectus by prominent type or in another manner. We refer to Item 501(b)(5) of Regulation S-K.

7. Please revise to state the aggregate number of common and preferred shares that you are offering with this prospectus.
Refer
to Item 501(b)(2) of Regulation S-K.

Questions and Answers About the Transaction, page 9

	What are the tax consequences to me of the merger? - page 10

8. Please revise the answer to this question to indicate that a condition to the completion of the merger is the receipt of an opinion from counsel that the merger will qualify as a tax-free merger under the tax code. In addition, please disclose that you have received a tax opinion in connection with this registration statement.

Summary

9. Please be aware that we view the Q&A section as part of the summary section. Please revise to eliminate redundant disclosure in the Q&A and the Summary.

10. We refer to your statement on the top of page 12 that refers to information incorporated by reference. Since IPI Fundraising is not a reporting company, it is not eligible to incorporate by reference.
In addition, is not clear what documents are referred to by this statement. Please remove your reference to documents being incorporated by reference.

	Imprints Plus, Inc., page 12

11. Please provide us with supplemental support for your statement that the product fund raising market is a $7 billion industry. In addition, please provide support for your characterization of Imprints Plus as "an innovator in a fragmented, slow changing industry" and as having a "unique independent outside sales representative sales force." Finally, please clarify in what way Imprints Plus provides "a cost effective and efficient proven method" of selling its products.

	BF Acquisition Group III and FundraisingDirect.com, Inc.,
page
13

12. Please enhance your disclosure to describe the relationship between Imprints Plus and FundraisingDirect.com. We note your characterization of FundraisingDirect.com as the "sister company" or
"unofficial" Internet sales division, but these descriptions do not provide sufficient clarity as to the specific relationship between the companies.

	Expenses Related to the Merger, page 15

13. Please reconcile your disclosure here that Imprints Plus has agreed to pay the merger expenses with the assumption in tax counsel`s opinion that each party to the merger will pay its own merger expenses.

	IPI Fundraising Common Stock is Freely Transferable by Non-
Affiliates, page 15

14. Please quantify the number of shares, including the percentage of your issued and outstanding common stock, that will be freely transferable after the S-4 is brought effective. This comment also applies to the risk factor on page 24 that discusses this issue.

	Imprints` Plus Reasons for the Merger, page 18

15. Please revise the third and sixth bullet point to better explain why you believe the future earnings prospects will be better for Imprints Plus as a result of the merger. For example, you cite the fact that there will be reduced operating costs for the combined company. However, as a result of the fact that Imprints Plus is the only entity that generated significant revenues prior to the proposed merger, please expand your disclosure to indicate why you believe that the future earnings prospects for the combined company are greater than those for Imprints Plus, had it remained a separate entity.

Risk Factors

16. We note your disclosure in the introductory paragraph that indicates that additional risk factors not included in the prospectus exist. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced. Please revise.

	Certain affiliate`s interested party status subjects the
merger
to Section 144 of the 	Delaware General Corporation Law, page 22

17. Please briefly discuss the consequences of the merger being subject to Section 144 of the DGCL.

	IPI Fundraising`s Board of Directors has the discretion to
assign rights and preferences to 	its blank check preferred
stock,
page 21

18. Please expand this risk factor to also discuss the fact that the issuance of blank check preferred stock could serve to deter or prevent a takeover from a third party.

	Imprints Plus` inability to continue to successfully
implement
their newly adopted "ship 	to the seller" program could
negatively
affect their future revenues, page 25

19. Please expand this risk factor to discuss the primary risks associated with the "ship to the seller" program recently initiated by Imprints Plus.

	Imprints Plus` capital requirements in connection with their
growth plans will be 	significant, and to the extent that
additional capital proves to be unavailable when needed, 	their
plans in this regard may be materially and adversely affected, page
25

20. Your statement that increased revenues as well as future equity sales will satisfy your cash requirements serves to mitigate the risk you are presenting and should be removed.

	Operating in specialized markets exposes Imprints Plus to
certain unforeseen risks that 	could materially adversely
affect
their operating results, page 26

21. This risk factor is generic and could apply to any company operating in any industry. Please revise to tailor the risk factor to the specific industry in which you operate or omit the risk factor.

	Imprints Plus relies on independent sales agents to market
and
sell most of their products.  	If they fail to establish new
sales relationships or maintain their existing relationships, or
	if their independent sales agents fail to commit sufficient
resources or are otherwise 	ineffective in selling Imprints
Plus`s
products, Imprints Plus`s results of operations and 	future
growth
will be adversely impacted, page 26

22. Please further describe the nature of the relationship you have with your independent sales agents. For example, do you have exclusive agreements with them or are they free to enter into agreements with a competitor as well?

	Imprints` Plus reliance upon their suppliers and industry
supply
conditions could have a 	material adverse effect on Imprints Plus`
financial results, page 27

23. Please consider identifying the suppliers upon whom you are dependent and disclose the portion of your products purchased from each of the suppliers.

	Imprints` Plus management has conflicts of interest, page 28

24. Supplementally, please tell us how you determined that the lease entered into with your CEO and controlling stockholder for office space was made at fair market value. In addition, it is not clear whether the $81,000 is the total amount of rents that will be paid from the present to October 2009 or whether it represents a different figure. Please revise to clarify.

25. The heading of this risk factor relates to conflicts of interest.
Please disclose the conflict related to the fact that the company rents its office space from Mr. DiNorscia.

Risks related to FundraisingDirect and BF Acquisition Group, page
28

26. Many of the risk factors listed under this heading are identical to the risk factors listed under the heading, "Risks related to Imprints Plus." Please consider combining your disclosure so that you only discuss specific risks inherent to the Internet business conducted by FundraisingDirect.com. The risks that are applicable to all the companies that are merging can be discussed in one location.

The Merger

	Background of the Merger, page 30

27. Please provide a more detailed description of the background of the merger. Describe all meetings, including the board meetings, that involved discussions about the merger. Indicate when and how management and the boards of each party to the merger were contacted about the merger and describe all negotiations between the parties.
Indicate the date on which each board voted to approve the merger agreement. Disclose whether any of the parties to the merger sought or considered alternatives to the merger; if so, please describe those alternatives and the reasons why the respective boards of directors decided not to pursue those alternatives. Refer to Items 4 and 6 of Form S-4.

28. Please briefly describe the business of Dickinson Holdings, LLC as well as the types of services it performed on behalf of the companies being merged.

29. Please expand your discussion to provide information as to how the specific terms of the merger were determined. For example, when were the material terms first presented to each board, and were there any modifications to the terms presented at that time?

30. We note your reference to the merger as part of a two-step plan of reorganization. Please expand this section of your document to provide a more detailed description of the first step, which we understand was a share exchange between FundraisingDirect.com and BF
Acquisition Group on August 31, 2004. Describe the mechanics of that transaction and the resulting share ownership of both companies. Also discuss more fully the reasons for the first step transaction.
Include a brief summary of the first step transaction in the forepart of your document.

31. Please discuss the reasons for not employing an independent financial advisor to provide a fairness opinion for each of the combined companies.

32. We note your disclosure stating that Imprints Plus commenced its private placement on May 5, 2004. Please reconcile this statement with Note 5 to the Imprints Plus financial statements for the period ended September 30, 2004, which states that Imprints Plus issued shares in a private placement for $630,500 in April 2004. We also note your statement that Imprints closed its private placement in January 2005 for total proceeds of $680,000. Note 10 to the interim financial statements indicates that Imprints issued 300,000 shares for proceeds of $150,000 through December 22, 2004. Please revise your disclosure to reconcile these apparent inconsistencies.

Imprints Plus` Reasons for the Merger; Actions of the Imprints
Plus
Board of Directors and Stockholders, page 31

33. Please expand the first bullet point to explain why the Imprints
Plus board considered the merger to be an integral part of Imprints
Plus` and FundraisingDirect`s financial, marketing, growth, and capital raising plans.

34. We note that one factor considered by the Imprints Plus board was
"the strengthening of the combined financial statements as a result of reducing overall operating costs." In the light of the fact that the pro forma financial statements of the combined company do not appear to show a stronger balance sheet, please describe the types of operating expenses that will be reduced and whether Imprints Plus`s operating expenses will be reduced as a result of the merger.

35. Please tell us whether the Board of Directors of Imprints Plus considered the fact that, despite contributing 98 percent of the revenues of the combined company, its shareholders will only receive slightly over 50 percent of the combined company`s common stock. If so, please disclose this and provide a discussion of whether this factor was considered to be a positive or a negative factor.

36. It appears that the positive and negative factors considered by the Board of Directors of BF Acquisition and FundraisingDirect are identical to the factors considered by the Board of Directors of Imprints Plus. Considering the makeup of the boards are not identical and the fact that each company has a different perspective to the combined company, it is not clear why there is no difference in these considerations. Please advise or revise.

Interests of Certain Persons in the Merger, page 34

37. Please disclose which insider is affiliated with Universal
Capital Management.

Material Federal Income Tax Consequences, page 38

38. Please clarify that you have already received an opinion from counsel regarding the proposed merger being a tax-free transaction.

The Merger, page 40

39. Please disclose the number of shares that may dissent in order for the transaction to be a tax-free merger.

40. Please clarify whether IPI Fundraising will assume in writing before the closing of the merger the responsibility of paying the dissenting shareholders directly.

41. Where you discuss the "continuity of interest" test please specifically disclose how this test may be applied so as to cause the proposed transaction not to be a tax-free merger under the tax code.

Resale of IPI Fundraising Common Stock Issued in the Merger, page
46

42. In connection with your discussion of registered shares held by affiliates, please also provide a discussion of the timing and volume constraints imposed upon affiliates.

Relationships Between IPI Fundraising, BF Acquisition Group,
FundraisingDirect and Imprints Plus, page 47

43. We refer to your disclosure that FundraisingDirect pays
Imprints
Plus a portion of the operating expenses based upon the ratio of FundraisingDirect`s revenues to the revenues generated by Imprints Plus. Please disclose when and how often such measurement is made and consider providing an example of how this relationship works.

Exchange Ratios, page 50

44. Your discussion of the factors considered in determining the exchange ratios should be expanded to provide a fuller discussion of how each of the factors listed resulted in the exchange ratios included in the merger agreement.

Representations and Warranties, page 51

45. To the extent material to investors, please revise this section to give a brief explanation of the representations and warranties. For example, it is not clear what the representation relating to the
"capital structure" of Imprints Plus is and whether this is material to investors.

Amendment and Waiver, page 57

46. Please disclose whether an amendment to the terms of the merger agreement will require IPI to again seek shareholder approval for the merger.

Sales Restriction Agreements, page 58

47. Please identify the parties to these agreements.

The Companies

Imprints Plus

Business Operations, page 59

48. We refer to your statement that you have obtained advantageous pricing relationships from "preferred suppliers." Please provide an estimate of the portion of the products you purchase that come from
"preferred suppliers."

Growth Strategy, page 60

49. We note that expansion of the "ship to the seller" program is a large part of your expansion strategy. We further note that, in the past year, your revenues have decreased and net losses have increased. Please expand your disclosure to explain why you believe that expansion of this program will help improve your financial condition.

Security Ownership of Certain Beneficial Owners, page 61

50. We note that 25 percent of the options awarded to the employees of Imprints Plus vest beginning on May 1, 2005. Since that date is within 60 days, please revise this table to include these options.

51. Supplementally, please explain why the beneficial ownership amounts for Mr. and Mrs. DiNorscia are different. Since they are husband and wife, it appears that each of them should have the same beneficial ownership.

Management`s Discussion and Analysis or Plan of Operation, page 63

52. We note that you have included numerous sections throughout the prospectus that relate to "forward-looking statements." Please revise your document to include this section only once. Since this section refers to the specific sections of the prospectus that may contain forward-looking statements, it is not necessary to repeat this information.

53. We note your statement that the forward-looking statements in this section are "based on assumptions that Imprints Plus will obtain or have access to adequate financing for each successive phase of its growth." However, where you discuss liquidity, you state that the company does not expect to require additional financing in order to achieve its objectives. Please revise to remove this assumption or advise us as to why it has been included.

Results of Operations, page 64

54. Revise MD&A to provide a discussion of changes in results operations between the nine months ended September 30, 2004 and the comparable period in 2003. This comment also applies to the results of operations for FundraisingDirect.

55. We refer to your statement that the primary reason for the decline in revenues and the increase in net losses for the nine months ended September 30, 2004 is due to the fact that the December quarter is not included which is your largest revenue-producing quarter. We further note that you have included unaudited results of operations for the December quarter and that, after adding these results to the nine months ended September 30, 2004, continues to show a significant decrease in revenues and increase in net losses.
Please revise to provide a fuller discussion of the reasons for these changes and disclose whether you consider them to constitute material trends.

56. With respect to your discussion regarding the increase in General, Selling and Administrative expenses, please also disclose that, as a public company, you will be required to allocate resources with respect to filing required periodic reports.

57. Please clarify what you mean by your statement that a reason for the increase in net losses is "the cumulative effect of a change in accounting principals."

Liquidity and Capital Resources, page 65

58. Please describe the $135,000 bridge financing stock offering that you completed in January 2005. We note the reference to this financing on page 31.

Significant trends, developments and uncertainties, page 66

59. Please clarify how the "ship to the seller" program has "enhanced both [your] growth and [your] efficiency of providing [your] consumer products." As previously indicated, it appears that revenues have decreased and expenses have increased.

60. Please briefly discuss how you intend to acquire smaller fund raising entities based on an examination of your current cash position and historical cash flows.

FundraisingDirect, page 68

61. Please disclose the website address for FundraisingDirect.

Employees, page 69

62. Please clarify, if true, that FundraisingDirect has no employees of its own and relies solely on the employees of Imprints Plus.

Management`s Discussion and Analysis or Plan of Operation, page 70

63. We refer to your disclosure on page 71 regarding the periodic reports that were not timely filed by BF Acquisition Group.
Please
clarify that the reports, although not timely, were filed.

Results of Operations, page 72

64. We refer to your statement that the primary reason for the decline in revenues and the increase in net losses for the nine months ended September 30, 2004 is due to the fact that the December quarter is not included which is your largest revenue-producing quarter. We further note that you have included unaudited results of operations for the December quarter and that, after adding these results to the nine months ended September 30, 2004, continues to show a significant decrease in revenues and increase in net losses.
Please revise to provide a fuller discussion of the reasons for these changes and disclose whether you consider them to constitute material trends.

65. Please expand your disclosure to describe the purchase vendor`s rebate during 2003 that inflated FundraisingDirect`s gross profit.

Financial Statements and Notes

66. We were unable to locate the audited balance sheet of IPI
Fundraising, Inc. referenced on page 80.

Pro Forma Financial Data, pages F-1 - F-4

67. Explain to us how you considered the guidance in paragraphs
D11
through D17 of SFAS 141 in determining the accounting for, and reporting of, the merger. Separately address your consideration of paragraph 14 with respect to the minority interests in FundraisingDirect.com, Inc. and Imprints Plus, Inc.

68. We note on page F-43 that Imprints Plus, Inc. has elected to be taxed as an S corporation. Explain to us the effect, if any, that the merger would have on this tax status and how you considered it in the pro forma presentation.

BF Acquisition Group III, Inc. and Subsidiary - Nine Months Ended
September 30, 2004

Consolidated Statements of Stockholders` Deficit, Page F-18

69. The Company issued common stock for services of $69,426.
Supplementally explain how you considered the guidance in SFAS 123 and EITF 96-18 in determining the values of the equity instruments issued for services rendered.

Note 1 - Summary of Significant Accounting Policies, Pages F-20 -
F-
22

Revenue Recognition, pages F-20 - F-21

70. As stated on page F-20 for BF Acquisition Group III, Inc. and page F-42 for Imprints Plus, Inc, "The Company recognizes net sales and the related cost of sales at the time the products are shipped to
customers."    We also note on page 59 that Imprints Plus`
suppliers
deliver the products either directly to your warehouses, or to the customer. Tell us and consider expanding your disclosures to include the major terms of your revenue generating agreements and how you considered SAB 104 and EITF 99-19 in accounting for revenue for both
BF Acquisition Group III, Inc. and Imprints Plus, Inc.

71. We note on page 72, you state "This decrease is a result of a
purchase vendor`s rebate during 2003."   Are vendor rebates
significant?   Tell us and consider expanding your disclosures as
appropriate to include your accounting policy for any considerations received from a vendor. Refer to EITF 02-16.

Imprints Plus, Inc. - Nine Months Ended September 30, 2004

Note 1 - Summary of Significant Accounting Policies, pages F-42 -
F-
43

Revenue Recognition, page F-42

72. We note on page 61, you state "Imprints Plus provides exciting prize incentives to increase participation, productivity, and profits, and all money is up front; there is no risk, no investment,
and no consignment."   We also note on page 68 that Fundraising
Direct provides promotions and sign-up incentives. Are prize
incentives and sign-up incentives significant?   Tell us and
consider
expanding your disclosures as appropriate to include your
accounting
policy for any considerations provided to customers.   Refer to
EITF
01-9.

Stock Option Plans

73. On page 14, the Company states "IPI Fundraising will assume each
outstanding Imprints Plus option under the Imprints Plus option plans, whether vested or unvested, that by their terms survive the
effective date."   Tell us how you considered APB 25 and SFAS 123
in
accounting for stock options.   Consider including the required
disclosures relating to stock option plans in accordance to APB 25 and SFAS 123.

Part II

Undertakings, page 85

74. Considering that you are offering securities in connection with a business combination transaction, please include the undertakings required by Item 512(a) of Regulation S-K. Refer to Rule
415(a)(1)(viii).

75. Please include the undertakings required by Item 512(g) of Regulation S-K.

 Form of Legal Opinion

76. Please have counsel remove the qualification in the second to last paragraph of the legal opinion that limits shareholders and subsequent purchasers of your common stock from being able to rely on this opinion.

Tax Opinion

77. Please have counsel revise the tax opinion to define the term
"Entity Documents." It is currently not clear what these documents are.

78. We refer to assumption 4 that discusses the "continuity of interest" test discussed in the prospectus. Since there appears to be a question as to whether the merger will satisfy this test, it does not appear appropriate for counsel to assume this. Please have counsel revise the opinion to remove this assumption or tell us why removal of it is impractical or impossible.

79. Assumption 10 appears to be a legal conclusion which is not appropriate in this context. Please have counsel revise the opinion to remove this assumption or tell us why it is necessary.

80. We note the limitation on reliance in the last paragraph.
This
language is not appropriate because it suggests that shareholders and subsequent purchasers of your common stock may not be able to rely on this opinion. Please have counsel remove the limitation.

81. Please provide a revised opinion that includes counsel`s consent, or file a separate consent as an exhibit to the registration statement.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Wilson Lee at (202) 824-5535 or Jorge
Bonilla,
Senior Accountant, at (202) 942-1993 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 942-1971 or me at
(202) 942-1960 with any other questions.


Sincerely,




							Karen Garnett
							Assistant Director

cc:	David M. Bovi, Esq. (via facsimile)
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IPI Fundraising, Inc.
Page 14